UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934



                             E-Trend Networks, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   26924T 10 4
           -----------------------------------------------------------
                                 (CUSIP Number)





                              Timothy J. Sebastian
                                 6201-46th Ave.
                            Red Deer, Alberta, Canada
                                     T4N 6Z1
                                 (403) 346-8119
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 22, 2001
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 5 Pages


                                  SCHEDULE 13D
                             ----------------------

CUSIP No. 26924T 10 4


1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     GREGG C. JOHNSON


2.   Check The  Appropriate  Box If A Member Of A Group*
                        (a) [ ]
                        (b) [ ]

3.   Sec Use Only

4.   Source Of Funds

     PF

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D)
     Or 2(E)                                    [_]

6.   Citizenship Or Place Of Organization

     CANADA

                7     Sole Voting Power
 NUMBER OF            251,400
                ----------------------------------------------------------------
  Shares        8     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       9     Sole Dispositive Power
   Each               251,400
                ----------------------------------------------------------------
 Reporting      10    Shared Dispositive Power
Person With           0
--------------------------------------------------------------------------------

11    Aggregate Amount Beneficially Owned By Each Reporting Person
      251,400
--------------------------------------------------------------------------------

12    Check If The Aggregate Amount In Row (11) Excludes Certain Shares
        [ ]

--------------------------------------------------------------------------------

13    Percent Of Class Represented By Amount In Row 11
      5.21%
--------------------------------------------------------------------------------

14    Type Of Reporting Person
      IN
--------------------------------------------------------------------------------

                                                            Page 3 of 5 Pages

Item 1.  Security and Issuer.

COMMON SHARES

E-TREND NETWORKS, INC.
5919 - 3rd Street S.E.
Calgary, Alberta
Canada T2H 1K3

Executive Officers

Caroline Armstrong         President & Chief Executive Officer
Howard Bolinger            Chief Financial Officer
Tim Sebastian              General counsel & Secretary
Michael McKelvie           VP, Marketing and Communications
Harley Sanderow            Interim Chief Technology Officer


Item 2.  Identity and Background.

(a)  Name: GREGG C. JOHNSON

(b) Residence or Business Address: #28, 38311 - RANGE ROAD 270 RED DEER COUNTY, ALBERTA CANADA T4E 1B5

(c) Present Principal Occupation: BUSINESSMAN - PRESIDENT - SUMMIT CAPITAL CORP. - #28, 38311 - RANGE ROAD 270 RED DEER COUNTY, ALBERTA CANADA T4E 1B5

(d)  Convictions in the last 5 years: NONE

(e)  Securities law violations in the last 5 years: NONE

(f)  Citizenship: CANADA


Item 3.  Source and Amount of Funds or Other Consideration.

All funds used for the acquisition of the shares of the Issuer were the personal investment funds of Gregg C. Johnson and no sums were borrowed from any source to make these acquisitions.


Item 4.  Purpose of Transaction.

To  effect  the  share  exchange  and  plan  of   reorganization   between  Cool
Entertainment Inc. and E-Trend Networks, Inc.


Item 5.  Interest in Securities of the Issuer.

(a) Aggregate number of shares: 251,400 shares of Common Stock, $.0001 par value Percentage: 5.21%.

(b) Number of shares with sole voting and disposition power: 251,400 shares of Common Stock, $.0001 par value.

(c)  Transactions effected since February 22, 2001:

     Date          No. of Shares      Price Per Share       Where/How Effected
     ----         --------------      ---------------       ------------------
     Feb 22/01         1400            $1.625/Share         Open Market Purchase

(d)  N/A

(e)  N/A

                                                            Page 4 of 5 Pages


Items 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE

Item 7.  Material to be Filed as Exhibits.

NONE



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated:  March 2, 2001                /s/ Gregg C. Johnson
                                     -----------------------------------------
                                                   Signature

                                               Gregg C. Johnson
                                     -----------------------------------------
                                                  Name/Title

                                                            Page 5 of 5 Pages


                                  EXHIBIT INDEX

Exhibit Letter    Description of Exhibit
--------------    ----------------------

A

B

C

D

E

F